UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

JOYY Inc.

(Name of Subject Company (Issuer))

JOYY Inc.

(Name of Filing Person (Issuer))

0.750% Convertible Senior Notes due 2025

(Title of Class of Securities)

98426T AD8

(CUSIP Number of Class of Securities)

David Xueling Li

Chief Executive Officer

Tel: +65 6351-9330

30 Pasir Panjang Road #15-31A Mapletree Business City,

Singapore 117440

with copy to:

Haiping Li, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 46/F, Tower II, Jing An Kerry Centre 1539 Nanjing West Road Shanghai 200040, China +86 (21) 6193-8200	Yilin Xu, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 30/F, China World Office 2 No. 1, Jianguomenwai Avenue Chaoyang District Beijing 100004, China +86 (10) 6535-5500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 1 to Schedule TO (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO that was initially filed by JOYY Inc. (the “Company”) on April 17, 2023 (the “Schedule TO”) relating to the Company’s 0.750% Convertible Senior Notes due 2025 (the “2025 Notes”). This Amendment No. 1 relates to the final results of the Company’s repurchase of the 2025 Notes that have been validly surrendered for repurchase and not withdrawn pursuant to the Company’s repurchase right notice to the holders of the 2025 Notes (the “Holders”) dated April 17, 2023 (the “Repurchase Right Notice”). The information contained in the Schedule TO, including the Repurchase Right Notice, as supplemented and amended by the information contained in Item 11 below, is incorporated herein by reference. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule TO.

This Amendment No. 1 amends and supplements the Schedule TO as set forth below and constitutes the final amendment to the Schedule TO. This Amendment No. 1 is intended to satisfy the disclosure requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934.

ITEM 11.	ADDITIONAL INFORMATION.

Item 11 of the Schedule TO is hereby amended and supplemented to include the following information:

The repurchase right offer expired at 5:00 p.m., New York City time, on Tuesday, June 13, 2023 (the “Expiration Date”). The Company has been advised by Citibank, N.A., as paying agent (the “Paying Agent”), that pursuant to the terms of the Repurchase Right Notice, US$432,232,000 aggregate principal amount of the 2025 Notes were validly surrendered and not withdrawn as of the Expiration Date. The Company has accepted all of the surrendered 2025 Notes for repurchase pursuant to the terms of the Repurchase Right Notice and has forwarded cash in payment of the repurchase price to the Paying Agent for distribution to the Holders that had exercised their Repurchase Right. The aggregate amount of the repurchase price is US$432,232,000. Following the settlement of the repurchase, no 2025 Note will remain outstanding.

ITEM 12.	EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented to include the following information:

(a) Exhibits.

(a)(1)†	Repurchase Right Notice to Holders of 0.750% Convertible Senior Notes due 2025 issued by the Company, dated as of April 17, 2023.

(a)(5)(A)†	Press Release issued by the Company, dated as of April 17, 2023.

(a)(5)(B)*	Press Release issued by the Company, dated as of June 14, 2023.

(b)	Not applicable.

(d)	Indenture, dated as of June 24, 2019, between the Company and Citicorp International Limited, as trustee (incorporated by reference to Exhibit 4.64 to the Company’s annual report on Form 20-F (File No. 001-35729) filed with the Securities and Exchange Commission on April 27, 2020).

(g)	Not applicable.

(h)	Not applicable.

(b)   Filing Fee Exhibit.

*	Filing Fee Table.

* Filed herewith.

† Previously filed

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)†	Repurchase Right Notice to Holders of 0.750% Convertible Senior Notes due 2025 issued by the Company, dated as of April 17, 2023.

(a)(5)(A)†	Press Release issued by the Company, dated as of April 17, 2023.

(a)(5)(B)*	Press Release issued by the Company, dated as of June 14, 2023.

(d)	Indenture, dated as of June 24, 2019, between the Company and Citicorp International Limited, as trustee (incorporated by reference to Exhibit 4.64 to the Company’s annual report on Form 20-F (File No. 001-35729) filed with the Securities and Exchange Commission on April 27, 2020).

(b)*	Filing Fee Table

* Filed herewith.

† Previously filed

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JOYY Inc.

By:	/s/ David Xueling Li
Name:	David Xueling Li
Title:	Chairman and Chief Executive Officer

Dated: June 14, 2023

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